================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM T-3/A


                               AMENDMENT NO. 1 TO
                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                  TRANSTEL S.A.
                    -----------------------------------------
                               (Name of applicant)

                               Calle 15 No. 32-591
                           Autopista Cali - Yumbo, Km2
                                 Cali, Colombia
                    -----------------------------------------
                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                TO BE QUALIFIED:


            TITLE OF CLASS                               AMOUNT
--------------------------------------------------------------------------------
Floating Rate Senior Unsecured Notes         Aggregate principal amount of up to
due 2014                                     US$9,178,000

Approximate date of proposed public offering: On, or as soon as practicable after, the date on which the Restructuring Agreement relating to Applicant under Law 550 of the Republic of Colombia becomes effective in accordance with its terms.

Name and address of agent for service:     With a copy to:

CT Corporation Systems, Inc.               George E.B. Maguire, Esq.
111 Eighth Avenue                          Debevoise & Plimpton LLP
New York, New York 10011                   919 Third Avenue
                                           New York, New York 10022


        The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.


        This Amendment to Form T-3 is being filed to include certain additional information, which was not available on September 19, 2003, the initial date of filing, as well as certain amended and additional exhibits thereto. Those exhibits appended to the Form T-3 filed on September 19, 2003 and not appended hereto remain unchanged and are incorporated herein by reference thereto.

                                     GENERAL

1.      General Information

        Furnish the following as to the applicant:

        (a)     Form of organization:

                The applicant, Transtel S.A. ("Transtel"), is a corporation (sociedad anonima).

        (b) State or other sovereign power under the laws of which organized:

                Transtel is organized under the laws of the Republic of Colombia.

2.      Securities Act Exemption Applicable

        State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.


                On November 25, 2003, Transtel entered into a restructuring agreement under Law 550 of 1999 of the Republic of Colombia (the "Restructuring Agreement") with the holders of Transtel's existing 12 1/2% Senior Notes due 2007 (the "2007 Notes") and 20.32% Senior Discount Notes due 2008 (the "2008 Notes" and, together with the 2007 Notes, the "Existing Notes") and other creditors of Transtel and its subsidiaries (the "Other Creditors"). Pursuant to the Restructuring Agreement, Transtel will issue to holders of the Existing Notes and Other Creditors who elected the "Capitalization Treatment" thereunder (such parties, the "Electing Creditors") in exchange for their Existing Notes and other claims: (i) Senior Secured Convertible Notes due 2008 (the "New Senior Notes") in an aggregate principal amount of up to US$152,086,000, to be issued by Transtel under an indenture to be separately qualified the ("New Senior Notes Indenture"), (ii) Convertible Subordinated Notes due 2008 (the "New Convertible Notes") in an aggregate initial Accreted Value (as defined in the New Convertible Notes Indenture) of up to US$31,050,000 to be issued by Transtel under an Indenture to be separately qualified the ("New Convertible Notes Indenture"), and (iii) up to 152,086 Shares Trust Certificates (the "Shares Trust Certificates," and, together with the New Senior Notes and the New Convertible Notes, the "New Capitalization Securities"), representing shares of Common Stock of Transtel to be issued to a trust for the benefit of the holders of such shares (such trust, the "Shares Trust").

                The New Capitalization Securities will be bundled and issued as units (each such bundle, a "Unit"), which will be issued pursuant to the Unit Agreement dated the effective date of the Restructuring Agreement the "Effective Date"), which Units will be separable upon the earliest of (i) such earlier date as determined by holders of 90% or more of the outstanding New Senior Notes, (ii) a purchase of New Senior Notes upon a Change of Control (as defined in the New Senior Notes Indenture) or (iii) such earlier date as determined by holders of 90% or more of the outstanding New Senior Notes. Each Unit shall consist of the following: (1) US$1,000 principal of the New Senior Notes, (2) US$204 initial Accreted Value of the New Convertible Notes/1/; and (3) one Shares Trust Certificate. On the Effective Date, Electing Creditors will also receive a restructuring fee (the "Restructuring Fee"), payable in cash and in a note or additional Units.

                Pursuant to the Restructuring Agreement, Transtel will issue to holders of the Existing Notes and Other Creditors who elected the "Base Treatment" thereunder, or who did not vote or voted against the Restructuring Agreement, in exchange for their Existing Notes and other claims (a) Senior Floating Rate Notes due 2013 (the "New Base Notes") in an aggregate principal amount of up to

----------
/1/ The original issue amount of new Convertible Notes assumes an Effective Date of February 13, 2004.

                US$9,718,000, which Senior Floating Rate Notes will be issued under the Indenture to be qualified hereby (the "Indenture"), or (b) other restructured obligations.

        Transtel solicited votes to approve the Restructuring Agreement and elect a treatment thereunder from the holders of Existing Notes pursuant to a confidential Disclosure Statement and from Other Creditors in private negotiations. The respective Indenture Trustees for the Existing Notes, acting through duly appointed attorneys-in-fact in accordance with directions from the holders of the Existing Notes, and the Other Creditors approved and executed the Restructuring Agreement at a meeting of Transtel's creditors held in Cali, Colombia on November 25, 2003. The New Base Notes and other securities to be issued pursuant to the Restructuring Agreement will be issued on the Effective Date, provided that no New Base Notes will be issued before the effective date of this application for qualification.

        No consideration commission or other remuneration has been or will be paid or given, directly or indirectly, to any person in connection with the solicitation of votes to approve, or the election of a treatment under, the Restructuring Agreement, except for (a) customary payments to be made in respect of preparation, printing and making of the Disclosure Statement and related documents and (b) the Restructuring Fee that will be paid to Electing Creditors. No holder of Existing Notes or Other Creditor has made, or will be requested to make, any cash payment to Transtel in connection with the issuance and exchange of the New Base Notes and other securities to be issued pursuant to the Restructuring Agreement.

        The issuance of the New Base Notes included in the Units issued pursuant to the Restructuring Agreement to holders of Existing Notes is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to section 3(a)(9) thereof.


                                  AFFILIATIONS

3.      Affiliates

        Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

        The following table lists all of the direct and indirect subsidiaries of Transtel (the "Subsidiaries" and each a "Subsidiary"). Unless stated otherwise, each Subsidiary is wholly owned by Transtel and each Subsidiary is expected to continue to be a subsidiary of Transtel following the effectiveness of the Restructuring Agreement.


                                                                                      Percentage of
                                                                  Jurisdiction of     Ownership If
                       Subsidiary                                   Organization      Less than 100%
                       ----------                                   ------------      --------------
        Bugatel S.A. E.S.P                                            Colombia                  60.0%
        Caucatel S.A. E.S.P.                                          Colombia                  51.0%
        Telefonos de Cartago S.A. E.S.P.                              Colombia                  65.0%
        Empresa de Telecomunicaciones de Girardot S.A. E.S.P.         Colombia                  60.0%
        Empresa de Telefonos de Jamundi S.A. E.S.P.                   Colombia                  99.9%

        Telefonos de Palmira S.A. E.S.P.                              Colombia                  60.0%
        Unitel S.A. E.S.P.                                            Colombia                  95.0%
        Subscripciones Audiovisuales E.U.                             Colombia
        Cablevision E.U.                                              Colombia
        Morris Lease Asset I Ltd./2/                                   Bermuda                 100.0%


        See response to Item 4 hereof for "Directors and Executive Officers", some of whom may be deemed to be "affiliates" of Transtel by virtue of their positions with Transtel.

        See response to Item 5 hereof for "Principal Owners of Voting Securities", some of whom may be deemed to be "affiliates" of Transtel and the Subsidiaries by virtue of their holdings.

                             MANAGEMENT AND CONTROL

4.      Directors and Executive Officers

        List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

        The following table lists the names and offices of those persons who are expected to serve as directors or executive officers of Transtel as of the effective date of the Restructuring Agreement (such information is provided on the basis of present commitments and information). The mailing addresses of each of the listed individuals is set forth below each of their names.


              Name                           Office
        Guillermo O. Lopez Esquivel          Chief Executive Officer,
        c/o Transtel S.A.                    President and Director
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Jose Efren Sanz Rodriguez            Chief Operating Officer
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia


        Alfonso Contreras Jaramillo          Chief Financial Officer
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Guillermo Barrera Alfaro             Comptroller
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

----------


/2/ Morris Lease Asset I Ltd. will be formed on the Effective Date to hold certain equipment used by subsidiaries of the Applicant.

        Ricarado Urdaneta                    Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Hernan Roman                         Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Luis Carlos Valenzuela               Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Alvaro Pio Raffo                     Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Pablo Ruben Vernaza                  Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Maria Cristina Mejia                 Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Gonzalo Caicedo                      Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Sergio Regueros                      Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Sara Ordonez                         Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Maria del Rosario Sintes             Alternate Director
        c/o Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia


5.      Principal Owners of Voting Securities

        Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.


        Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information to own more than 10% of the voting securities of Transtel as of the Effective Date:

Name and Complete                   Title of                                                     Percent of Voting
Mailing Address                     Class Owned               Amount Owned                       Securities Owned
Guillermo O. Lopez Esquivel         Common Stock              Prior to Effective Date:
c/o Transtel S.A.                                             17,305,773,988                     50.0%
Calle 15 No. 32-591
Autopista Cali -                                              As of Effective Date:/3/
Yumbo, Km2                                                    126,333,722,780                    36.2%
Cali, Colombia

Gonzalo Caicedo Toro                Common Stock              Prior to Effective Date:
c/o Transtel S.A.                                             15,298,910,509/4/                  46.0%
Calle 15 No. 32-591
Autopista Cali -                                              As of Effective Date:/5/
Yumbo, Km2                                                    126,333,722,780                    36.2%
Cali, Colombia

----------
/3/ Includes 63,166,861,390 shares owned by Morris I Ltd. and 63,166,861,390 shares owned by Morris II Ltd.

/4/     Mr. Caicedo holds these shares indirectly through GCT I Ltd. and GCT II
        Ltd.

/5/ Includes 63,166,861,390 shares owned by Valentina I Ltd. and 63,166,861,390 shares owned by Valentina II Ltd.

TR Shares Trust                     Common Stock              Prior to Effective Date:
c/o HSBC Bank USA, as Trustee                                 0                                  0
425 Fifth Avenue                                              As of Effective Date:/6/
New York, NY 10018                                            96,570,079,154                     27.6%
Attn: Issuer Services -- Transtel

HSBC Bank USA, as Trustee           Cumulative Convertible    Prior to Effective Date:
425 Fifth Avenue                    Subordinated Notes        0                                  0
New York, NY 10018                                            As of Effective Date:/7/
Attn: Issuer Services -- Transtel                             --                                 --


                                  UNDERWRITERS

6.      Underwriters

        Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in a), give the title of each class of securities underwritten.

        (a) In the three years prior to the filing of this application, no person acted as an underwriter for any securities of Transtel.


        (b) Transtel will not retain any underwriter in connection with the proposed issuance of New Senior Notes.


                               CAPITAL SECURITIES

7.      Capitalization

        (a) Furnish the following information as to each authorized class of securities of the applicant.

----------


/6/ Includes 48,285,039,577 shares owned by TR Shares SPV I Ltd. and 48,285,039,577 shares owned by TR Shares SPV II Ltd., which will be owned by TR Shares Trust on the Effective Date.

/7/ The New Convertible Notes are convertible to, in the aggregate, up to 57.1% the total shares of common stock of the Applicant, if converted at maturity. If converted on the Effective Date, the New Convertible Notes would equal 34.8% of the total shares of common stock. The New Convertible Notes are subject to mandatory conversion upon (a) an acceleration of the New Senior Notes, (b) a Change of Control (as defined in the New Senior Notes Indenture) or (c) the final maturity date of the New Convertible Notes (unless redeemed on or prior to such date). The New Convertible Notes are not subject to optional conversion.

                                   Prior to the Effective Date
-------------------------------------------------------------------------------------------------
Title of Class                   Amount Authorized                         Amount Outstanding
Common Stock,
Ps $1.00 Par Value               50,000,000,000 Shares                     34,611,747,976

12 1/2% Senior Notes             US$150,000,000 (aggregate                 $181,974,467.15
due 2007                          principal amount)                        (principal plus
                                                                           accrued interest)

20.32% Senior Discount           US$95,663,185 (accreted value             $30,922,099.70
 Notes due 2008                   at scheduled maturity)                   (accreted value)

                          As of the Effective Date of the Restructuring Agreement
-------------------------------------------------------------------------------------------------
Title of Class                   Amount Authorized                         Amount Outstanding
Common Stock,                    1,500,000,000,000 shares                  349,237,524,714 shares
Ps $1.00 Par Value

12 1/2% Senior Secured           Up to US$152,086,00 in                    US$152,086,00
Notes due 2008                   aggregate principal amount                in aggregate principal
                                                                           amount

Convertible Subordinated         Up to US$31,050,000 in                    US$31,025,544
Notes due 2008                   aggregate principal amount                in aggregate principal
                                                                           amount

Senior Unsecured Floating        Up to US$9,718,000 in                     Up to US$9,718,000 in
 Rate Notes due 2013             aggregate principal amount                aggregate principal
                                                                           amount


        (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.


        The holders of common stock will have one vote per share. The holders of the New Convertible Notes will have the right to one vote for each share of common stock for which such New Convertible Notes could then be converted and with respect to such vote, and such holders will have full voting rights and powers equal to the voting rights and powers of the holders of the common stock. The New Convertible Notes, when converted into common stock, will vote together with the common stock as a single class on any matters presented to a vote of shareholders.


                              INDENTURE SECURITIES

8.      Analysis of Indenture Provisions

        Insert at this point the analysis of indenture provisions required under
Section 305(a)(2) of the Act.

                The New Base Notes will be issued under the Indenture, which will be dated as of the Effective Date and entered into by Transtel and HSBC Bank USA, as Trustee (the "Indenture Trustee", which term includes any successor as Trustee under the Indenture), Registrar and Principal Paying Agent. The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the terms of the Indenture to be qualified, a form of which is attached, filed as Exhibit T3C hereto and incorporated by reference herein. Transtel has not entered into the Indenture as of the date of this filing, but expects to do so on the Effective Date, in substantially the form hereof Terms used herein without definition have the same meanings as assigned thereto in the Indenture.

        (a)     Definition of Events of Default


                Each of the following events is defined as an "Event of Default" in the Indenture whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

                (i) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

                (ii) default in the payment of the principal of any Note at its Maturity;


                (iii) the Company pursuant to or within the meaning, of any Bankruptcy Law:


                        (A) commences a voluntary case, including a "concordato" proceeding or a voluntary liquidation;

                        (B) consents to the entry of an order for relief against it in an involuntary case;

                        (C)     consents to the appointment of a
        Custodian of it or for all or substantially all of its property; or

                        (D)     makes a general assignment for the
        benefit of its creditors; or


                (iv)    a court or administrative authority of
        competent jurisdiction enters an order or decree under any Bankruptcy Law that:


                        (A)     is for relief against the Company in
        an involuntary case;

                        (B) appoints a Custodian of the Company or for all or substantially all of the property of the Company; or

                        (C)     orders the liquidation of the Company,


                and the order or decree remains unstayed and in effect for 60 consecutive days. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

                If an Event of Default occurs and is continuing, then and in every such case the Indenture Trustee or the holders of a majority in principal amount of the New Base Notes may declare the principal of all the Notes, and interest thereon, if any, to be due and payable immediately, by a notice in writing to the Company (and to the Indenture Trustee if given by holders of New Base Notes) and upon any such declaration such principal and interest shall become immediately due and payable. Notwithstanding the foregoing, in the case of an Event of Default specified in clause (iii) or (iv) above that occurs with respect to the Company, the foregoing amount shall ipso facto become due and payable without further action or notice.

                At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as provided in Article IV of the Indenture, the holders of a majority in principal amount of the New Base Notes, by written notice to the Company and the Indenture Trustee, may rescind and annul such declaration and its consequences if

                (i) the Company has paid or deposited with the Indenture Trustee a sum sufficient to pay


                        (1)     all overdue installments of interest
        on all Notes,

                        (2) the principal of any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes,

                        (3)     to the extent that payment of such
        interest is lawful, interest upon overdue installments of interest at the rate borne by the Notes, and


                        (4)     all sums paid or advanced by the
        Indenture Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel, and any other amounts due to the Indenture Trustee under Section 5.07 of the Indenture;


                and

                (ii)    all Events of Default, other than the
        non-payment of the principal of Notes which have become due solely by such acceleration, have been cured or waived as provided in Section 4.14 of the Indenture.

        No such rescission shall affect any subsequent default or impair any right consequent thereon.

                The Indenture provides that, if a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Indenture Trustee, the Indenture Trustee shall mail to holders of New Base Notes a notice of the Default or Event of Default within 60 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Base Note, the Indenture Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the holders of the New Base Notes.

                The Indenture contains a provision entitling the Indenture Trustee, subject to the duty of the Indenture Trustee during default, to exercise the rights and powers vested in it by the Indenture, to use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to certain limitations contained in the Indenture, the Indenture Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act or its own willful misconduct.


        (b) Authentication and Delivery of Senior Secured Notes;
        Application of Proceeds Thereof

                The Indenture provides that two Officers shall sign the New Base Notes for Transtel by manual or facsimile signature. A New Base Note shall not be valid until an authorized signatory of the Indenture Trustee manually signs the certificate of authentication on the New Base Note. The signature shall be conclusive evidence that the New Base Note has been authenticated under the Indenture.


                The New Base Notes may be issued initially in the form of one or more permanent global Notes in registered form, deposited with the Indenture Trustee, as custodian for DTC, duly executed by Transtel and authenticated by the Indenture Trustee as provided in the Indenture and shall bear the legend set forth in Section 2.15(b) of the Indenture.

                The New Base Notes are being issued, pursuant to the Restructuring Agreement, in exchange for the claims of the holders of the Existing Notes and the Other Creditors. No cash proceeds will be received by Transtel in connection with the issuance of the New Baser Notes pursuant to the Restructuring Agreement.


(c) Release or Release and Substitution of any Property Subject to the Lien of the Indenture

        None.

(d)     Satisfaction and Discharge of the Indenture

                The Indenture shall cease to be of further effect (except as to any surviving rights of conversion or registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

                (i)     either

                        (1) all Notes theretofore authenticated and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.09 of the Indenture) have been delivered to the Trustee cancelled or for cancellation; or

                        (2) all such Notes not theretofore delivered to the Trustee cancelled or for cancellation

                                (A)     have become due and payable, or

                                (B)     will become due and payable at their
        Stated Maturity within one year, or

                                (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (A), (B) or (C) above; has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee cancelled or for cancellation, for principal and interest to the date of such deposit (in the case of Notes which have become due and payable), or to the Stated Maturity or Redemption Date, as the case may be;

                (ii) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

                (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

                Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 5.07 of the Indenture shall survive.

(e) Evidence as to as to Compliance with the Conditions and Covenants of the Indenture


                As further stated in Section 8.05 of the Indenture, the Indenture requires Transtel to file annually with the Indenture Trustee a certificate stating whether it knows of any Default or Event of Default that occurred during the fiscal year, and containing a description of such default or event of default and the status thereof. In addition, the Indenture requires Transtel to notify the Indenture Trustee in writing immediately on becoming aware of the occurrence of an Event of Default.


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

                Upon any request or application by Transtel to the Indenture Trustee or any Agent to take any action under the Indenture, Transtel shall furnish to the Indenture Trustee or such Agent:


                (a) an Officers' Certificate (which shall include the statements set forth in Section 10.04 of the Indenture, as summarized, below) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and


                (b) an Opinion of Counsel (which shall include the statements set forth in Section 10.04 of the Indenture, which are summarized, below) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of the Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.


                Section 10.04 of the Indenture provides that each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include:

                (a) a statement that each individual signing such certificate or opinion has read such covenant or condition;

                (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

                (c) a statement that, in the opinion of such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

                (d) a statement as to whether or not, in the opinion of such individual, such condition or covenant has been satisfied.

9.      Other Obligors

        Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                There is no person, other than the Applicant, who is an obligor on the New Base Notes.

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Contents of Application for Qualification.

        This application for qualification comprises:

        (a)     Pages numbered 1 through 15, consecutively.

        (b) A statement of eligibility and qualification of the Trustee on Form T-1 (included as Exhibit 25.1 hereto).

        (c) The following exhibits in addition to those to be filed as part of the statement of eligibility and qualification of the Trustee:

*Exhibit T3A        Articles of Incorporation of Transtel S.A. as in effect on
                    September 18, 2003(1).

*Exhibit T3B(1)     By-laws of Transtel S.A. as in effect on September 18,
                    2003(1).

**Exhibit T3B(2)    Proposed By-laws of Transtel S.A. to take effect on the
                    Effective Date.

**Exhibit T3C       Indenture, dated as of February 13, 2004, to be entered into among Transtel S.A and HSBC Bank USA, as Trustee.

Exhibit T3D         Not Applicable.

*Exhibit T3E        Disclosure Statement for Restructuring Under Law 550 of 1999
                    of the Republic of Colombia, dated September 18, 2003 and accompanying materials.

Exhibit T3F         Cross-reference sheet (Included as part of Exhibit T3C).

*Exhibit 25.1       Form T-1 qualifying HSBC Bank USA as Trustee under the
                    Indenture to be qualified.

----------
(1) The English translation of the by-laws (estatutos sociales) of Transtel S.A. include its corporate charter.

* Previously filed.

** Filed herewith.


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                                   SIGNATURES


        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Transtel S.A., a company organized and existing under the laws of the Republic of Colombia, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cali, and the Province of Yumbo, Colombia, on the 11th day of February, 2004.


                                             TRANSTEL S.A.

                                             By: /s/ Guillermo O. Lopez Esquivel
                                                 -------------------------------
                                             Name: Guillermo O. Lopez Esquivel
                                             Title: Chief Executive Officer
                                                     and President

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